FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: July 15, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Signs Essakane Mining Convention

Initial Mining Fleet Delivered and Critical Personnel in Place

July 15, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce that the mining convention for the Essakane gold project has been signed by His Excellence Abdoulaye Abdoulkader Cissé, Minister of Mines and Energy for Burkina Faso. The signing of the convention was the last stage required in the Burkina Faso mining approval process.

The convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, and environmental protection in accordance with the Burkina Faso mining code. The convention is valid for 20 years and is renewable for the full life of the mining permit. Burkina Faso has modern mining legislation and its government is a strong advocate of mining in the country.

Orezone is also pleased to report that the first delivery of mining and earth moving equipment has arrived at the Essakane site. Four new CAT 777F haulage trucks (100 ton capacity and the largest ever to enter Burkina Faso) and one CAT 345 excavator are on site while two CAT D9R dozers are in country being assembled. An O&K 90C shovel (170 ton with a 10m3 bucket), a CAT 56CS compactor and a fifth 777F haulage truck are all expected on site over the next two to seven weeks.

The deliveries from port to site (1200km) were made in less than one month which is efficient for such large equipment. Experienced suppliers, early preparation with customs authorities and strong support from the government of Burkina Faso are the main reasons for the smooth logistics.

Orezone will use this equipment to commence the earthworks related to mine infrastructure construction. Skilled operators and trainers have already been hired and will start the operation of the fleet, while local Essakane area operators will be trained to use the equipment prior to the start up of mining operations. Training will be done with CAT operation simulators, classroom theory and actual supervised field work.

In addition to the equipment, the Company has so far hired over thirty critical senior expat project personnel, based on site, to commence construction and follow the project into production. This includes: Construction Manager, Civil Work Superintendent, Plant Manager, Purchases & Logistics Superintendent, Maintenance Superintendent, Environmental Superintendant, Socio-Economic Superintendent, Mining Engineer, Financial Controller, Human Resources Superintendant, Health & Safety Superintendant and various trainer/supervisors in electrics, mechanics, heavy equipment operation, piping, carpentry, and crane operations. These recent hires are in addition to the core Management team, already in place since last year, including the Project Executive, General Manager, Finance & Administration Manager, Security Manager and Exploration Manager.

The Essakane project currently has over 120 full time Burkinabe employees in various disciplines. Recent hiring includes accountants, purchasers, mechanics and heavy equipment operators and additional hiring is ongoing in all departments.

The Company has also trained over 500 Burkinabe youths from the Essakane area in various trades as carpenters, electricians, masons, welders, plumbers, etc in order to work on the construction project alongside the expats. This training initiative was very well received at local, regional and national levels.

Orezone is an explorer and emerging gold producer whose main asset is the Essakane Project, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0Mozs of indicated resources and 1.3Mozs of inferred resources at a 0.5g/t cut-off. Recoverable reserves contained within a US$600 gold price mine plan are 3.0Mozs. The deposit remains essentially open and untested below 260m from surface and is surrounded by several satellite deposits. The government of Burkina Faso has a 10% non-participating interest and a 3% net smelter royalty in the project. Orezone has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes such forward-looking statements and forward-looking information... Forward-looking statements and forward-looking information are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.

Forward-looking statements are based on certain assumptions and the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include including that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns, that no labour shortages or delays are incurred, that plant and equipment functions are as specified, that no unusual geological or technical problems occur, sufficient financing is available and in place and that on-going contractual negotiations will be completely successful and progressed and/or completed in a timely manner. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, failure of contracted parties to perform as contracted, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.